THE RBB FUND, INC.

AMENDMENT NO. 2

TO

INVESTMENT ADVISORY AGREEMENT

This Amendment No. 2 to the Investment Advisory Agreement (“Amendment No. 2”), dated as of March 1, 2018, is entered into between THE RBB FUND, INC., a Maryland corporation (the “Company”), and Matson Money, Inc. (formerly, Abundance Technologies, Inc.) (the “Investment Adviser”).

WHEREAS, the Company and the Investment Adviser have entered into an Investment Advisory Agreement dated as of December 31, 2007 (the “Agreement”), pursuant to which the Company appointed the Investment Adviser to act as investment adviser to the Company for its Free Market U.S. Equity Fund, Free Market International Equity Fund, and Free Market Fixed Income Fund (collectively, the “Funds”); and

WHEREAS, the Agreement was amended by Amendment No. 1 to the Agreement dated as of December 7, 2012; and

WHEREAS, the parties wish to amend the Agreement to amend the breakpoints in the compensation paid to the Investment Adviser as compensation for its services;

NOW, THEREFORE, the parties hereto, intending to be legally bound, hereby agree as follows:

1.             Effective March 1, 2018, Section 11 of the Agreement is hereby amended and restated in its entirety to read as follows:

SECTION 11. COMPENSATION. (a) For the services provided and the expenses assumed pursuant to this Agreement with respect to the Funds, the Company will pay the Investment Adviser from the assets of the Funds and the Investment Adviser will accept as full compensation therefor a fee, computed daily and payable monthly, at the annual rate of 0.50% of the first $1,000,000,000 of each Fund’s average daily net assets, 0.49% of each Fund's average daily net assets over $1,000,000,000 to $3,000,000,000, 0.48% of each Fund's average daily net assets over $3,000,000,000 to $5,000,000,000, and 0.47% of each Fund’s average daily net assets over $5,000,000,000. For any period less than a full month during which this Agreement is in effect, the fee shall be prorated according to the proportion which such period bears to a full month. (b) The fee attributable to each Fund shall be satisfied only against assets of such Fund and not against the assets of any other Fund or investment portfolio of the Company. The Investment Adviser may from time to time agree not to impose all or a portion of its fee otherwise payable hereunder (in advance of the time such fee or portion thereof would otherwise accrue) and/or undertake to pay or reimburse one or more of the Funds for all or a portion of its expenses not otherwise required to be borne or reimbursed by the Investment Adviser.

IN WITNESS WHEREOF, intending to be legally bound hereby, the parties hereto have caused this Amendment No. 2 to be executed by their officers designated below as of the date first above written.

THE RBB FUND, INC.

By:	/s/ Salvatore Faia
Salvatore Faia
Title:	President

MATSON MONEY, INC.

By:	/s/ Daniel List
Daniel List
Title:	CCO